FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
(Translation of registrant’s name into English)

Huerfanos 1234
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item

1.	Earnings Release dated May 23, 2003 announcing results for the First Quarter 2003 ended March 31.

BBVA	EARNINGS RELEASE
For Immediate Release

Contacts:

Leonel Segovia BBVA Banco BHIF (562) 679-2322 / Fax (562) 679-2287 lsegovia@bbva.cl	Fernando Olivares BBVA Banco BHIF (562) 679-2353 folivares@bbva.cl	Julissa Bonfante BBVA - New York (212) 728-1660 Fax (212) 333-2905 Julissa.Bonfante@bbvany.com

(Santiago, Chile – May 23, 2003) – BBVA (NYSE: BB, BCS: BBVACL) announces its results for the first quarter 2003 ended March 31. Net income for the quarter amounted to Ch$6,685 million, a growth of 23.5% in comparison to the first quarter 2002. The strengthening of the net income and growth capacity of the Bank has resulted in a higher generation capacity with strict control of expenses and steady growth of the market share.

FIRST QUARTER, 2003 HIGHLIGHTS

➢	The earnings obtained by the Bank in 1Q03 is the highest in recent years and reflects the maturity that the project is reaching on the local market. The improvement of the generation of operations, the credit risk stability and the control of operating expenses allow the Bank to end the 1Q03 with a favorable result of Ch$6,685 million, a 23.5% increase on the figure recorded for 1Q02. This lets us present a 10.38% annual Return on Equity (ROE) for 1Q03, while for the same period of the previous year, ROE reached 8.99%.

➢	The success of our growth strategy has had a favorable impact on operating income, which increased by 21.9% with respect to March 2002. The higher loan volume has allowed income for adjusted net interests to increase by 28.8% with respect to 1Q02. In addition, the higher inflation rate observed during this period has allowed the net interests margin to recover with respect to the previous period, reaching 3.63% (similar to the one recorded for 1Q02).

➢	A larger client base, together with important efforts on behalf of the Bank to maintain a sound rate fixing for its services, has resulted in a fee income of 21.1% of the operating income for 1Q03. This is due to a growth in net fee income of 51.0% with respect to the same period of the previous year. Specifically during 1Q03, additional fee income was acknowledged for financial consulting services, an indicator of the Bank’s capacity to benefit from the experience and the dimension of the BBVA Group in the large corporations segment.

* All figures and comparisons are expressed in nominal terms and based on unaudited consolidated financial statements. Figures are in millions of pesos for each period.

➢	Expenses during 1Q03 are marked by the prudence in the evaluation of credit risks, the investments aimed to improve human resources productivity, and the expense associated with the reinforcement of our corporate image change. Hence, the expense for provisions for loan losses rose by 21.5% during 1Q03. Nevertheless, as a proportion of loans (risk premium), these have maintained at 1.4%, recording an important decrease with respect to the previous quarter. Operating expenses, on the other hand, increased by 8.3% with respect to 1Q02, improving the coefficient of efficiency by 56.0% at March, 2003.

➢	The Bank’s strategy for growth continues to yield results and allows us to differentiate from our competition. Thus, total loans show an interannual increase of 21.2% at March, 2003, while the context of the industry shows an increase of 6.7% in the same period. This has led the Bank’s loan market share to reach 6.65%, 83 basis points higher than that observed at March, 2002. The Bank’s commercial strategy to offer innovative value added products to our clients has given rise to a growth higher than the industry level in all product lines, especially in mortgage credit, consumer credit, foreign trade loans and leasing contracts.

➢	A healthy growth of our portfolio has allowed a decrease in the main risk indicators at March, 2002. In fact, the risk index, the ratio that measures the expected loss of the portfolio, has decreased from 2.01% at March, 2002 to 1.61% at March, 2003.Moreover, the percentage of past due loans over total loans decreased from 2.24% to 2.03% between the two periods.

➢	The strong increase of the loan portfolio is also accompanied by an important growth in attracting client resources. The client resources, with and without costs, increased by 32.1% in 12 months, mainly due to the increased activity of savings accounts and time deposits. Notwithstanding the aforementioned, it must be pointed out the number of clients with checking accounts and their average balances have increased, which explains the 37.5% growth in checking account balances in the last 12 months.

Macroeconomic Environment 1

Second quarter is crucial
On previous occasions, it was argued that the deceleration of the 1998-2002 period was mainly caused by external factors. However, there were internal elements of the economic policy that collaborated in a significant way to maintain this situation. Chile appears to be turning the page on the recession of 1999 and the period of slow growth. When this will be consolidated, the long-term real rates, which at the moment are at an historic low, should return to levels comparable to the potential growth of the economy. These rates, which are at present around 2.8% in real terms, could reach levels of 4.5% in real terms within two years. The compensation would be an appreciation of the peso with respect to the dollar. Some estimations suggest that the peso had reached a 10% undervalue at its weakest moment. It is difficult to predict the time needed to correct this undervaluation, but the convergence may take up to two or three quarters.

Nevertheless, the market has reacted at disparate speeds. The exchange rate has appreciated with respect to its weakest moment by roughly 5%, supposedly half of the way. On the contrary, from its lowest level, interest rates have increased some 50 basis points; in other words, more than 20% of the way to an acceptable level. The moderate increase of the long-term rate is consistent with an economy with a better outlook but with persistent doubts. Likewise, the appreciation of the peso

[1] Source: BBVA Latinwatch, a publication of the Servicios de Estudios del Grupo BBVA in conjunction with BBVA Banco Bhif and other Latin American banks of the BBVA Group.

seems to be related more to the appreciation of the Brazilian real than to an improvement in long-term capital flows.

This different speeds in the economic fine-tuning should disappear during the second semester 2003. In fact, in this period, Chilean growth should decelerate in consistence with the global deceleration that has been observed since 4Q02. This forms part of our baseline scenario that contemplates a convergence in the said time periods. The consequence would be that the peso could depreciate during the second quarter to close the year at around 700 pesos/$. However, if Chile can maintain its growth pattern despite global deceleration, then the interest rate increase will most likely accelerate beyond that which was forecast in the baseline scenario.

The new president of the Central Bank, the economist Vittorio Corbo, will have a complex beginning of his term. He must decide when to curb the expansion of the monetary policy. If he checks it too early, he will commit the same error made by the Central Bank in 2000, when it applied the brakes too quickly. If he decides to wait, he runs the risk of inflation in 2004. More than ever, time is of the essence.

Recent Developments

•	In the context of reinforcing the Bank’s corporate image in March, and after its approval in a special shareholders meeting, BBVA Banco BHIF changed its firm name to “Banco Bilbao Vizcaya Argentaria, Chile”, with the abbreviation BBVA. This image and name change is part of the Bank’s strategy whose main objective is the client’s satisfaction by serving and adding value to each market segment. Hence, the new name will reinforce the concept of a large-scale international bank.

•	In May, BBVA once again surprised the mortgage market by launching its new product “Hipotecón Cien”, which finances up to 100% of the purchase of a home. This product seeks to reinforce our competitive advantage in the mortgage market, with alternative financing plans that seek to satisfy our clients’ needs in the best way possible. This product joins the one previously launched in November, “Hipotecón en Pesos”, which is the first mortgage loan in pesos since the seventies, when mortgages were expressed in unidades de fomento (UF).

•	In large corporations, the Bank gave advisory services to the international consortium BAS, which was awarded the first concession to build and operate private prisons in the country. BBVA not only advised BAS in the stage previous to the tender, but the consortium also selected the Bank to finance the approximately US$100 million required for this project.

Income Statements

1. Net Income

Net Income	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Income before taxes	6,318	5,726	6,484	4,245	7,778	23.1%
Income taxes	(904)	(569)	(977)	(69)	(1,093)	21.0%
Net income	5,415	5,157	5,507	4,176	6,685	23.5%

Net income for the Bank in 1Q03 was very favorable, not only in terms of growth, but also for the improved structure of our income account. Net income in the first three months of 2003 amounted to Ch$6,685 million, a growth of 23.5% with respect to 1Q02 and 60.1% regarding the previous quarter. This reaffirms the upward trend and greater soundness in the generation of income due to the maturation of our project in the local market, showing an annual return of 10.38% at March 2003, contrasting with 8.99% at March 2002.

The growth of benefits during 1Q03 can be attributed to the greater generation of interests and fees, which allowed operating income to increase by 21.9% with respect to 1Q02. A greater activity of interest earning assets, a favorable performance of checking account balances and the higher inflation rate has allowed for an increase in the generation of interests, in a market that has experienced a contraction of its spreads. Additionally, fees have continued to strengthen during the 1Q03 due to a higher number of checking account clients and income generated by our subsidiary companies especially fee income generated by the financial advisories subsidiary.

In the area of expenses, we can point out that during 1Q03 we have continued to carry out provisions for loans losses with prudent criteria and we have made investments aimed to improve the Bank’s efficiency. In fact, the expense for provisions for loans losses increased by 21.5% with respect to 1Q02, with the Bank’s risk index dropping from 2.01% to 1.61% between these periods. Operating expenses, on the other hand, increased by 8.3% with respect to 1Q02, with a rise in the expense for personnel associated with the investment in human resources, while administration expenses increased due to publicity campaign investments. Notwithstanding the higher investments carried out during 1Q03, we can observe an improvement in our efficiency index, reaching 56.04% in this period.

The higher inflation and greater non-operating expenses have had a negative impact on our non-operating income. Although the higher inflation rate observed at March 2003 has benefited our financial margin, it has had a negative effect on price level restatement. While in 1Q02 the price level restatement for assets and liabilities was –0.4%, these were corrected by +0.5% in 1Q03. This has generated an expense for price level restatement of Ch$807 million, while an income of Ch$629 million was acknowledged at March 2002. On the other hand, the greater depreciation for allocated properties deteriorated other non-operating expenses.

In summary, and according to the trend observed in the previous quarters, the improved structure of our income explains the growth of 23.1% in income before taxes recorded in 1Q03.

1.1 Net interest revenue

Net interest revenue	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Interest revenue	40,598	64,646	68,121	43,100	52,804	30.1%
Interest expense	(18,699)	(28,431)	(24,969)	(35,351)	(19,506)	4.3%
Net interest revenue	21,899	36,215	43,152	7,750	33,298	52.1%

Net interest revenue at March 2003 recorded an extraordinary growth in comparison with the same period of the previous year. The increase of 52.1% recorded for interest revenue can be explained by three factors. First, the sustained growth of our interest earning assets has resulted in higher interest revenue, offsetting the lower interest rates operating in the market. Additionally, the growth of checking account balances has favorably impacted interest expense paid, increasing only 4.3%. Secondly, the higher inflation rate recorded in 1Q03, measured in terms of the variation of the UF (0.5% in 1Q02 versus 2.1% in 1Q03) has meant an increase in income due to currency restatement as a result of the over-activated structure of the UF shown by the Bank. And third, the higher foreign exchange rate during 1Q03 benefits the margin from investments in pesos that are corrected by the variation of the dollar and is used as a reserve to cover the sub-activated dollar position in the future.

The significant variations in the net interest margin between quarters are attributed to the strong volatility of the exchange rate. In fact, with an exchange rate growth of 2.10% in 1Q03, the net interest margin was 4.61%, while in the fourth quarter with a contraction of 4.71% in the exchange rate, the margin was 1.28%. Consequently, we point out that this volatility is associated with the significant participation of the Bank in the currency forwards market, which is offset by other operating incomes, specifically referring to differences in currency exchange rates.

By correcting interest income for the above mentioned effect, we can observe its growth in 1Q03 due to the transfer to a higher activity in margin and the higher inflation. Therefore, the net interest income increased by 28.8% in 1Q03, boosted by the higher interest income which increased by 17.1% in the same period.

On the other hand, the higher inflation observed during 1Q03 has allowed to break the contracting trend of the net income margin. Accordingly, the net interest margin corrected for 1Q03 is 3.63%, similar to the one recorded for 1Q02 but 54 basis points higher than the one recorded for the previous quarter. This improvement can be attributed mainly to the higher inflation since the contracting trend of the margins has continued to occur. This is due to the fact that the benefits of the repricing of the borrowing rate at a faster speed that the lending rate have decreased and the income rate for new loans is lower than the average rate of interest bearing assets. Thus, the growth of the portfolio has reduced the average rate of interest bearing assets, while the average borrowing rate remains relatively stable (it diminishes at a slower rate). This effect has been offset in part by the increase in checking account balances – non-interest bearing balances that have a greater stability over time (they have a greater effective duration than the other sight balances).

1.2 Provision for loan losses

Provision for loan losses	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Provision for loan losses (flow)	(6,188)	(6,697)	(8,948)	(9,480)	(7,520)	21.5%
Total loans	1,772,342	1,855,817	2,087,511	2,098,538	2,148,262	21.2%
Risk index *	2.01%	1.99%	1.75%	1.65%	1.61%
Required allowance on loans based on risk index	35,660	36,931		34,626	34,608	-2.9%

Allowance for loan losses	43,069	43,329	44,111	45,041	45,098	4.7%
Allowance for loan losses as % of total loans	2.43%	2.33%	2.11%	2.15%	2.10%

*unconsolidated data

Provisions for loan losses during 1Q03 increased by 21.5% with respect to 1Q02. This is due to the implementation of conservative principles in the setting up of allowance for loan losses and accelerating the charge-off of risky loans, in the context that the Bank’s loan portfolio has increased by 21.2% between both periods. Thus, this expense in provisions for loan losses, understood as a risk premium (annual flow of provisions for loan losses over total loans), remained stable between 1Q02 and the same period 2003 (1.40%) exhibiting a strong contraction with respect to the previous quarter when the coefficient was 1.81% (1.52% without considering the voluntary allowances established in said quarter).

The stability of our risk premium is the result of a healthy growth of our portfolio. In fact, while the loan portfolio increased 21.2% over a 12 month period, the risk index (index that measures the estimation of portfolio losses) continues its contracting tendency, from 2.01% to March 2002 to 1.61% to March 2003.

1.3 Net fee income

Income from services	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Income from services	5,877	5,971	6,749	7,737	8,030	36.0%
Services expenses	(1,242)	(1,163)	(1,196)	(971)	(1,031)	-17.0%
Income from services, net	4,635	4,808	5,552	6,766	6,999	51.0%

Fee income makes up an important source of revenues for the Bank and reflect our strategy that seeks to improve the income structure, leading it to more stable sources of revenues and that allow us to maintain attractive offers for our clients. This takes into consideration a highly competitive environment and a clearly contracting trend of the spreads. In fact, if we consider the relative impact of fee income over operating income, we can observe they have passed from 11.65% in 1999 to 13.04% in 2000, and 14.99% in 2001 to 17.75% in 2002. This trend repeats itself in 1Q03 with fee income representing 21.11% of the operating income of the Bank.

On comparing fee income with that obtained in 1Q02, it increased by 51% due to the higher generation of fees in checking accounts and mutual funds. These products, in addition to undergoing changes in tariffs, also show a higher generation due to a greater number of clients and a more extended relationship with them. This is in the context where the Bank has increased its penetration in the Personal Banking segment and has improved its relationship with its corporate clients orienting its role as a supplier of financial solutions.

Moreover, during 1Q03, fee income was impacted favorably by the revenues generated by the Financial Advisory subsidiary, especially related to the advisory services rendered to the international consortium BAS, that was awarded the first concession to build and operate private prisons in the country. Thus, the Bank benefits from the advantages provided by the size and support of the BBVA Group.

1.4 Other net operating income

Other net operating income	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Gains on financial securities	2,312	2,082	6,014	2,694	4,938	113.6%
Losses on financial securities	(555)	(1,417)	(3,268)	(1,720)	(3,446)	520.6%
Foreign exchange transactions net	(1,075)	(12,501)	(19,428)	18,670	(8,627)	702.2%
Total other operating income, net	682	(11,837)	(16,682)	19,643	(7,134)

The uncertain economic environment created after the conflict in Iraq has impacted negatively on the interest rate for long-term instruments of the Central Bank of Chile in 1Q03. Thus, PRC rates for 8 and 20 years contracted this quarter by 71 basis points and 37 basis points, respectively. This explains why revenues for net price differences in financial instruments increased by 53.2% with respect to the previous quarter. On the other hand, if we compare these revenues with 1Q02, we observe a contraction of 15.1% due to the lower contraction of the short-term rates in the fixed income market while the variation of the long-term rates are similar between these periods.

As was pointed out in interest income, the liability positions on the currency forwards market are partially covered by instruments in pesos that are corrected according to the variation of the dollar. Therefore, the foreign exchange accounting position is underactivated in this currency by which strong variations of the exchange rate generate significant earnings or losses due to the difference in foreing currency exchange. Thus, in 1Q03 and with a 2.10% depreciation of the peso with respect to the dollar, exchange rate losses were recorded for Ch$8.627 million, while in the previous quarter, with an appreciation of 4.71% of the Chilean peso with respect to the dollar, the Bank recorded earnings for Ch$18,670 million due to the exchange rate.

In conformity with the above mentioned effect, we can point out that in 1Q03, other net operating income resulted in a loss of Ch$48 million in contrast with earnings of Ch$8,697 million in the fourth quarter 2002 and Ch$2,234 million in 1Q02. This is due to the implementation of prudent principles in financial risk management, considering the unstable external environment, that resulted in a decrease of the uncovered risk in foreign currency.

1.5 Other income and expenses

Other income and expenses	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Recovery of written-off loans	1,818	2,219	2,251	3.,409	1,699	-6.5%
Non operating income	739	1,476	1,441	1,119	1,361	84.2%
Non operating expenses	(754)	(767)	(1,075)	(1,128)	(1,557)	106.6%
Participation in earnings of equity inv	27	13	47	29	32	18.8%
Total other income and expenses	1,830	2,940	2,665	3,428	1,535	-16.1%

Other non operating expenses look weaker than in previous quarters mainly due to lower returns for recovery of loans previously charged off and higher non operating expenses. Thus, other net operating expenses contracted in the first quarter 2003 by 16.1% with respect to the same period the previous year.

Loan recoveries contracted by 6.5% with respect to 1Q02. This lower generation of income is related to the improved credit quality of the Bank. In fact, as the credit risk begins to show signs of recovery, the write-offs in the portfolio begin to diminish their generating base. Notwithstanding the above, the lower pace of contraction of this source of income is due to the efforts carried out by the Bank in a prompt and opportune administration in the recovery charged off loans.

Non operating income presents a growth of 84.2% with respect to 1Q02 due to a greater recovery of client expenses. On the other hand, non operating expenses grew by 106.6% with respect to 1Q02, impacted by the higher write-offs of properties received in payment. Regarding this, it is important to point out that, under the local regulation, the write-offs received in payment are carried out 12 months after the property was awarded, and after that date, it is written-off in 18 monthly installments. This is why these expenses should have an upward effect in the future quarters while the real estate market recovery is affected by a surplus of assets and the stock of awarded properties does not decrease significantly.

1.6 Operating expenses

Operating expenses	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Personnel salaries and expenses	(7,290)	(7,809)	(7,922)	(10,100)	(7,976)	9.4%
Administrative and other expenses	(6,817)	(7,186)	(7,109)	(7,936)	(7,505)	10.1%
Depreciation and amortization	(3,053)	(3,245)	(3,235)	(3,459)	(3,104)	1.7%
Total operating expenses	(17,160)	(18,241)	(18,266)	(21,495)	(18,585)	8.3%

Supporting operating expenses show an increase of 8.3% in the first quarter with respect to 1Q03, mainly due to the higher expense in personnel and administration. The greater investment in human resources has been the factor that impacted the higher expenses in personnel, while the Bank has sought to improve the productivity and service quality through the professionalization of the established staff. On the other hand, the higher expense in publicity incurred by the Bank due to the corporate image change, has impacted the administration expense when compared to 1Q02.

Notwithstanding the above, we must point out that operating expenses recorded a 7.1% contraction with respect to the previous quarter (discounting extraordinary provisions for personnel) and obeys to the tight expense control implemented. Thus, with respect to the previous quarter, the salaries and expenses decreased by 7.3%, the administration expense by 5.4%, and the amortization and depreciation expense by 10.2%. Regarding the latter, we must point out that, after a change in the local regulation, the maximum period allowed for amortizing investments in new technology increased from 3 to 6 years according to technical reports that confirm a longer useful life of technological goods. Therefore, the strong impact of the amortization of our investment in technology on our expenses should decrease with respect to the previous quarters in 2002.

The tight expense control, the higher productivity and higher generation, have allowed us to improve our efficiency during 1Q03. In fact, support expenses as a proportion of the gross operating margin decreased from 63.05% in 1Q02 to 56.04% in March 2003. By the same token, these expenses annualized over the volume of activity also show a notorious improvement, from 2.62% of the average total assets in March 2002 to 2.27% in March 2003. Thus, we can conclude that the maturation of the project and its investments, together with improvements in productivity, will allow the Bank to present sound efficiency indicators.

2. Liquidity and funding

Liquidity and funding	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Deposits
Non interest bearing
Checking accounts	167,543	181,638	204,182	224,790	230,332	37.5%
Bankers drafts & other demand dep	251,887	224,369	265,743	233,008	228,303	-9.4%
Total non interest bearing	419,430	406,007	469,925	457,798	458,634	9.3%
Interest bearing
Savings accounts and time deposits	1,074,870	1,180,372	1,351,766	1,454,684	1,515,800	41.0%
Total Deposits	1,494,300	1,586,379	1,821,691	1,912,482	1,974,434	32.1%
Borrowings
Central Bank borrowings	17,519	9,475	8,961	8,841	8,125	-53.6%
Securities sold under repos	179,337	241,879	245,587	255,565	204,059	13.8%
Mortgage finance bonds	245,272	253,682	263,806	250,999	251,471	2.5%
Other borrowings
Subordinate bonds	30,787	31,176	30,996	31,607	26,229	-14.8%
Other bonds	43,345	40,797	41,930	39,725	40,146	-7.4%
Borrowings from domestic fin. inst	118,999	96,539	95,245	68,934	61,717	-48.1%
Foreign borrowings	110,935	51,281	129,466	175,045	215,724	94.5%
Other obligations	30,368	37,634	47,838	37,980	28,344	-6.7%
Total borrowings	776,562	762,463	863,829	868,696	835,816	7.6%
Other liabilities	233,854	190,069	160,493	157,865	196,801	-15.8%

The strong growth in interest bearing assets is accompanied by a good level of client-drawn funds. This client resources (demand deposits and term deposits) increased by 32.1% in 12 months, mainly guided by the higher activity recorded in savings accounts and deposits, which grew 41% with respect to March 2002.

The checking account balances show a sustained growth in their volume, both for the greater number of clients as for the higher average balance maintained in them. In fact, checking account balances grew by 37.5% with respect to March 2002, due to the increase of 11.2% in the number of checking accounts (totaling 84,125 checking accounts in March 2003) and the higher balances administered in each account, from Ch$2.21 million in March 2002 to Ch$2.74 million in March 2003. Likewise, the number of on-line accounts rose by 20.8% in 12 months totaling 151,311 accounts in March 2003.

On the other hand, the financing obtained from the Central Bank of Chile and other institutions show a more moderate increase to March 2003, since loans from local financial institutions were reduced. Notwithstanding the above, it is important to point out that the growth of the Bank, both in the segment of foreign trade loans as well as syndicated loans, have generated an increase of 94.5% in foreign obligations.

3. Interest earning assets

Interest earning assets	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Financial investments
Government securities	182,961	156,789	216,342	286,823	248,089	35.6%
Instruments purchased under repos	14,490	46,040	68,728	56,055	36,474	151.7%
Instruments collateral under repos	176,867	240,138	215,491	221,308	179,719	1.6%
Other financial investments	59,468	59,525	78,663	81,469	185,771	212.4%
Total Financial Investments	433,786	502,492	579,224	645,654	650,053	49.9%
Loans, net
Commercial loans	743,995	731,905	789,154	828,522	817,094	9.8%
Consumer loans	171,668	181,035	196,816	204,589	212,950	24.0%
Mortgage Loans (financed with mortgage finance bonds)	229,108	235,563	243,213	253,489	257,268	12.3%
Other mortgage loans	242,780	262,333	278,299	301,155	330,350	36.1%
Foreign Trade loans	157,285	212,027	254,503	233,522	261,036	66.0%
Interbank loans	0	0	73,532	0	2,500
Leasing Contracts	64,940	67,020	64,420	83,705	86,818	33.7%
Other outstanding loans	47,108	48,148	72,668	67,535	60,598	28.6%
Past due loans	39,667	38,592	40,527	41,330	43,627	10.0%
Contingent loans	75,793	79,194	74,379	84,692	76,021	0.3%
Total loans	1,772,342	1,855,817	2,087,511	2,098,538	2,148,262	21.2%
Allowance for loan losses	(43,069)	(43,329)	(44,111)	(45,041)	(45,098)	4.7%
Total net loans	1,729,273	1,812,488	2,043,400	2,053,496	2,103,164	21.6%

The volume of the activity of the Bank is placed well above the system’s average, which has allowed us to increase our market share in loans by 83 basis points in 12 months, reaching 6.65%. The growth capacity shown by the Bank has allowed us to grow in all our products lines of and gaining market share in each one of them. Therefore, among the main increases, we can highlight loans in foreign trade, mortgage financed by the Bank, leasing contracts and consumer loans, whereby our strategy to offer innovative value added products to our clients has played a major role.

Our growth in loans compares very favorably with the growth shown by the financial system. In fact, while our loans increased 21.2% interannually to March 2003, loans in the financial system present an expansion of 6.7% in the same period. In greater detail we can point out the industry growth is concentrated in the higher activity reached by the loans associated to the personal banking segment, in other words, consumer and mortgage. In these loans, the Bank has increased its market share of 46 basis points and 92 basis points, respectively, thanks to the attractive offers it launched in the market. We can recall, for example, when the Bank was one of the first entities to offer the market consumer loans with a longer pay back term than the competition with very attractive rate conditions. By the same token, innovative products such as Hiptecón, Hipotecón with a variable interest rate, Hipotecón in Pesos and the most recent “Hipotecón Cien”, have made a very clear differentiation from the competition and which to date has become a competitive advantage of the Bank in the financial segment for housing. Thus, our market share for consumer and mortgage loans reached 7.5% and 8.5%, respectively to March 2003.

Although the Bank has had the capacity to increase all its product lines, this growth has also concentrated on the more dynamic sectors of the economy. Therefore, in corporate banking, foreign trade loans present a year on year growth of 66% to March 2003 reaching a market share of 9.3% in the same period. Our leasing contracts, on the other hand, have increased 33.7% to March 2003, earning 54 basis points in market share in 12 months.

In summary, the offer of attractive products, both in price and in service, has allowed a growth in all product lines, taking advantage of the most dynamic sectors and with a good credit risk profile.

In the area of financial investments, we must point out that the impulse given to the treasury and fund management division by the Bank has resulted in a growth of the volume of the investment portfolio of 49.9% with respect to March 2002. Thereby, as a proportion of the interest bearing assets the financial investments increased from 19.7% in March 2002 to 23.2% in March 2003, increasing by a larger measure the concentration in other financial investments. It is important to point out that the higher relative impact of the treasury and fund management division of the Bank is fundamentally based on a greater relationship with clients by taking advantage of the size and experience of the BBVA Group by which it seeks to obtain more stable earnings and a lower financial risk profile.

4. Credit quality

Credit Quality	1Q02	2Q02	3Q02	4Q02	1Q03

Loan classification
A	76.90	75.60	77.90	76.71	77.69
B	17.50	19.10	17.50	18.87	18.22
B-	4.20	3.90	3.40	3.26	2.82
C	0.90	0.90	0.80	0.78	0.92
D	0.50	0.50	0.50	0.38	0.35
Risk index *	2.01%	1.99%	1.75%	1.65%	1.61%
Past due loans/Total loans	2.24%	2.08%	1.94%	1.97%	2.03%
Allowances/Total loans	2.43%	2.33%	2.11%	2.15%	2.10%
Reserves/Past due loans	108.57%	112.27%	108.84%	108.98%	103.37%

The healthy growth of our portfolio has allowed, both the risk index as well as the coefficient of the past due loan portfolio, to decrease with respect to 1Q02. In effect, the risk index continues its downward trend reaching 1.61% at March 2003. This indicator, which aims to measure the potential portfolio losses, compares very favorably with the 2.00% recorded by the system at February 2003 (last available information).

In terms of our loans structure, we can point out that 77.7% of our credits are classified in category “A” (no portfolio losses are expected), while only 60.1% of the industry is classified in that category. On the other hand, credits in categories “C” and “D” (with estimated portfolio losses of 60% and 90%, respectively) represent 1.37% of our portfolio while they represent 1.50% in the system. Thus, the increase in loans and portfolio risk decrease indicate sound evaluation and follow-up credit risk processes.

Past due loan portfolio also shows a favorable evolution between March 2002 and March 2003, increasing less than total loans. Thereby, as a proportion of total loans, past due loans decreased from 2.24% to 2.03% between both periods.

5. Shareholders’ equity

Shareholders’ equity	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Capital	146,864	148,339	149,371	151,878	152,637	3.9%
Reserves	94,110	80,560	84,623	84,890	105,088	11.7%
Net income for the period	5,415	10,572	16,079	20,255	6,685	23.5%
Total shareholders’ equity	246,389	239,470	250,073	257,022	264,410	7.3%

The Bank continues to show solid indexes of sufficient equity capital notwithstanding its strong increase of the credit portfolio. In fact, with shareholder’s equity increasing 7.3%, we showed a Basle index of 13.23% which is lower than the one recorded for March 2002 (14.23%) due to the increase in loans. Therefore, the Bank’s solid equity capital, defined as shareholder’s equity over total assets, compares positively with the system, our coefficient being 7.86% at March 2003 while the system showed 7.81% (this ratio considers earnings for the period 2002 to be distributed as dividends in the months of April and May).

Selected financial information
Unaudited Consolidated Financial Statement

Consolidated Financial Statement (Unaudited)	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Net interest income	21,899	36,215	43,152	7,750	33,298	52.1%
Provisions for loan losses	(6,188)	(6,697)	(8,948)	(9,480)	(7,520)	21.5%
Income from services, net	4,635	4,808	5,552	6,766	6,999	51.0%
Other net operating income	682	(11,837)	(16,682)	19,643	(7,134)
Other income and expenses	1,830	2,940	2,665	3,428	1,535	-16.1%
Operating expenses	(17,160)	(18,241)	(18,266)	(21,495)	(18,585)	8.3%
Loss from price level restatement	629	(1,464)	(960)	(2,369)	(807)
Minority interest in consolidated subsidiaries	(7)	1	(29)	2	(7)	-6.2%
Income before taxes	6,318	5,726	6,484	4,245	7,778	23.1%
Income tax	(904)	(569)	(977)	(69)	(1,093)	21.0%
Net income	5,415	5,157	5,507	4,176	6,685	23.5%

Balance Sheet Summary

Assets	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Cash and Due from Banks	315,743	254,536	265,530	311,023	278,818	-11.7%
Financial investments	433,786	502,492	579,224	645,654	650,053	49.9%
Net loans	1,729,273	1,812,488	2,043,400	2,053,496	2,103,164	21.6%
Other assets	272,394	208,959	208,046	186,004	239,559	-12.1%
Total assets	2,751,197	2,778,474	3,096,199	3,196,178	3,271,594	18.9%

Liabilities & Shareholders’ Equity	1Q02	2Q02	3Q02	4Q02	1Q03	1Q03 1Q02

Deposits	1,494,300	1,586,379	1,821,691	1,912,482	1,974,434	32.1%
Borrowings	776,562	762,463	863,829	868,696	835,816	7.6%
Other liabilities	233,854	190,069	160,493	157,865	196,801	-15.8%
Minority interest in consolidated subsidiaries	93	93	114	113	133	43.9%
Shareholders’ equity	246,389	239,470	250,073	257,022	264,410	7.3%
Total liabilities & Shareholders’ Equity	2,751,197	2,778,474	3,096,199	3,196,178	3,271,594	18.9%

Selected Ratios	1Q02	2Q02	3Q02	4Q02	1Q03

Profitability Ratios
ROE	8.99%	9.01%	9.41%	7.06%	10.38%
ROA	0.79%	0.74%	0.71%	0.52%	0.82%
ROAE	8.83%	8.56%	8.96%	6.59%	10.45%
ROAA	0.83%	0.75%	0.76%	0.58%	0.82%
Operat.Income/Average Earning Assets	4.86%	5.01%	5.10%	5.65%	4.59%
Net interest margin (NIM)	3.91%	6.22%	6.87%	1.28%	4.61%
Earnings per share
Shares outstanding (millions)	361,22	361,22	361,22	361,22	361,22
Net income per share (Ch$)	14,99	14,28	15,24	11,56	18,51
Net income per ADS (Ch$)	149,90	142,78	152,44	115,61	185,07
Net income per ADS (US$)	0.23	0.20	0.20	0.16	0.25
Average shares outstanding (millions)	361,22	361,22	361,22	361,22	361,22
Net income per share (Ch$)*	14,99	14,28	15,24	11,56	18,51
Net income per ADS (Ch$)*	149,90	142,78	152,44	115,61	185,07
Net income per ADS (US$)*	0.23	0.20	0.20	0.16	0.25

Efficiency Ratios
Operating expenses/Operating income	63.05%	62.50%	57.04%	62.93%	56.04%
Operating expenses/Average total assets	2.62%	2.64%	2.52%	2.99%	2.27%
Credit Quality Ratios
Past due loans/Total loans	2.24%	2.08%	1.94%	1.97%	2.03%
Allowances/Total loans	2.43%	2.33%	2.11%	2.15%	2.10%
Risk index	2.01%	1.99%	1.75%	1.65%	1.61%
Reserves/Past due loans	108.57%	112.27%	108.84%	108.98%	103.37%
Average balance sheet data
Average interest earning assets	2,242,054	2,330,514	2,511,575	2,417,812	2,889,648
Average total assets	2,618,016	2,768,272	2,893,859	2,879,100	3,277,170
Average shareholders’ equities	245,387	240,927	245,812	253,367	255,792
Other data
Inflation Rate	0.46%	0.34%	1.67%	0.34%	2.08%
UF	0.27%	0.27%	0.27%	0.27%	0.27%
Exchange Rate (Ch$/US$)	664,44	697,62	747,62	712,38	727,36

*proforma

Forward looking statements
This news release may contain words, such as “believe”, “expect”, “estimate”, “intend”, and “anticipate” and similar expressions, that identify forward-looking statements, which reflect the Bank’s views about future events and financial performance. Such words may deem this news release to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Bank believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Bank’s degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, regulation risks, contingent liabilities, as well as other risks referred in the Bank’s filings with the SVS and SEC. The Bank does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Date: October 23, 2003	By:	/s/ Ramón Monell Valls
Name: Title:	Ramón Monell Valls Chief Executive Officer